UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

HPH Announces Plan to Implement ADS Ratio Change

This Form 6-K is being furnished by Highest Performances Holdings Inc. (the “Company”) to announce that the Company plans to change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.001 per share, from the current ratio of two (2) ADSs to three (3) Class A ordinary shares to a new ratio of one (1) ADS to ninety (90) Class A ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-sixty reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 has been filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about April 14, 2025 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every sixty (60) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the Nasdaq Global Market under the ticker symbol “HPH”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 60 times the ADS trading price before the change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: April 8, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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